

Mail Stop 3720

December 11, 2006

Stuart B. Rekant
Chief Executive Officer
Juniper Partners Acquisition Corp.
56 West 45th St., Suite 805
New York, NY 10036

>   **Re: Juniper Partners Acquisition Corp.**
>   **Amendment No. 2 to Form S-4**
>   **Filed November 30, 2006**
>   **File No. 333-137515**

Dear Mr. Rekant:

We have reviewed your filing and your response letter submitted on November 30, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We have reviewed your response to prior comment 2 and continue to disagree with your conclusion that the right to receive the earnout warrants is not a "security" as defined under Section 2(a)(1) of the Securities Act. Generally, the staff has required registration of the offer and sale of the right to receive another security in this and other contexts. See, by analogy, Telephone Interpretations G.109 and H.27 of the Manual of Publicly Available Telephone Interpretations dated July 1997. Please revise the registration statement to register the right to receive the earnout warrants. Alternatively, you may try to obtain a no-action letter from the division's Office of Chief Counsel.

2.   We note your response to comment 11; however, we continue to disagree with
        your use of the average market price of the Class B common stock when valuing
        the purchase of Firestone. Tell us what you believe accounts for the significant
        difference in the values of the common shares and the Class B common shares.

Summary of the Proxy Statement/Prospectus, page 1

3.   As requested in our first comment letter, revise "Post-Closing Ownership of
        Juniper Common Stock" on page 1 to identify the percentage of outstanding
        Juniper Partners common shares that the Firestone shareholders are expected to
        hold after the merger is completed assuming that holders of 19.99% of the Class
        B common stock elect to redeem their shares.

Questions and Answers about the Proposals, page 4

4.   We note your response to prior comment 8. Without indicating how the parties
        intend to vote, briefly state the percentage of outstanding shares entitled to vote
        on each proposal held by Juniper's executive officers, directors and their affiliates
        where you discuss the vote required for approval in accordance with Item 3(h) of
        Form S-4.

The Merger Proposal, page 29

Background of the Merger, page 29

5.   We have reviewed your response to our prior comment 20. In your next response
        letter, please provide us with a detailed description of the nature of the written and
        verbal advice that KPMG gave to you to further demonstrate why its report does
        not materially relate to the merger. In particular, we note that the engagement
        letter lists work to be performed by KPMG, including the obligation to "read the
        latest available draft of the Purchase and Sale Agreement and offer commentary
        to you and your attorneys primarily concerning sections relating to accounting
        matters, based on the results of the due diligence assistance we provided."
        Furthermore, we note that you reference the KPMG report as a material factor
        considered by Juniper's board on page 33 rather than characterizing KPMG's
        participation as merely assisting you with due diligence.

6.   According to your new disclosure on page 30 and elsewhere in "The Merger
        Proposal" section, Firestone's plan of operations for the calendar years ending
        2006 through 2010 included assumptions about a "transaction and capital
        investment" to take place in the near future. Revise this section, as well as other
        sections where you discuss the Firestone business plan (as prepared in October
        2005 and revised in April 2006) to state, if true, that the projections assume the
        completion of a merger with Juniper and the infusion of $5 million in capital in

connection with that merger. Otherwise, clearly define the "transaction and capital investment" that Firestone's management assumed will occur.

7.   We note your added disclosure that the $10 to $20 (per subscriber) valuation of the subscriber base was founded upon transactions involving cable networks and Juniper management's familiarity with the industry. Please clarify, with greater detail, how the board arrived at these figures, including why the board used values of transactions involving other companies, as well as general "experience," to arrive at a valuation of Firestone's affiliation agreements and subscriber base.

Factors Considered by Juniper's Board of Directors, page 33

8.   Please revise this section to explain why the board believed SMH's report to be "too conservative" as well as the basis for its belief that Firestone's projections "were too aggressive."

9.   Explain, in greater detail, the method by which many of Firestone's projections were generated, if they were not "generally derived from Firestone's historical performance…."

Satisfaction of 80% Test, page 37

10.   We have considered your response to our prior comment 27 and continue to believe that further revisions are necessary. Throughout the discussion of the factors the board considered, the company states that the board believed "Firestone's value lay in its ability to grow and perform well in the future with the addition of the capital and management expertise that Juniper would furnish." This disclosure, as well as the materials provided to us, indicates that the board's valuation of the target business assumed a $5 million capital infusion in connection with the merger, which assumption appears to result in a higher valuation of the target business. As a result, revise to clarify the meaning of "fair market value equal to at least 80% of Juniper's net assets at the time of acquisition" (emphasis added) as it appears here and as it appeared in your IPO prospectus. In this regard, make clear that the board assumed the results of the merger, e.g., the $5 million capital infusion and the addition of Jupiter's management expertise, when determining Firestone's fair market value at the time of the acquisition.

Fairness Opinion, page 39

Valuation Overview, page 42

11.   Expand your discussion, as revised in response to our prior comment 24, to specifically identify the basis for the board's belief that the values in the middle of the ranges "were representative and appropriate to be relied upon."

Exhibit 8.1, Form of Tax Opinion

12.   Despite your response to prior comment 34, paragraph 5 of the "Opinion" section
        still includes the word "generally." Please revise.

                              *   *   *   *

        Please amend your Form S-4 in response to these comments. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

        You may contact Andrew Mew, Staff Accountant, at (202) 551-3377 or Robert
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding
comments on the financial statements and related matters. Please contact Derek
Swanson, Attorney-Adviser, at (202) 551-3366, or me at (202) 551-3810 with any other
questions.

                                                Sincerely,

                                                /s/ Michele M. Anderson
                                                Michele M. Anderson
                                                Legal Branch Chief

cc: Sherie B. Moalemzadeh, Esq.
        Graubard Miller
        Via Facsimile: (212) 818-8881